FILED BY OCEAN SHORE HOLDING CO.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OCEAN SHORE HOLDING CO.

(COMMISSION FILE NO. 000-53856)

DATE: JULY 13, 2016

[OCEAN SHORE LETTERHEAD]

FOR OUR EMPLOYEES

What was announced today?

•	On July 13, 2016 Ocean Shore Holding Co. and OceanFirst Financial Corp. announced that they have entered into a definitive agreement and plan of merger. OceanFirst will acquire 100% of the outstanding shares of Ocean Shore. We anticipate completing the merger late in the 4th Quarter of 2016 or early in the 1st Quarter of 2017 following shareholder and regulatory approvals. The combined companies and banks will operate as OceanFirst Financial Corp. and OceanFirst Bank.

Why partner with OceanFirst?

•	We believe this partnership will ultimately give our customers a better banking experience. The joining of our two companies will further the mission of building a high-performing regional community bank and positions our company to grow as the premier community bank in the markets we serve.

•	Our banks complement each other well. We both have a long history of helping our customers and the communities we serve. We believe the synergy of our combined strengths will create a dominant community bank in New Jersey. The resulting institution will be uniquely positioned to deliver the highest level of customer service while maintaining our community bank values.

Who is OceanFirst?

•	OceanFirst Financial Corp. is the holding company for OceanFirst Bank. Like Ocean City Home Bank, OceanFirst Bank is a community-oriented financial institution. Founded in 1902, OceanFirst offers a wide variety of financial services to meet the needs of the communities it serves. OceanFirst Bank is the largest bank headquartered in Central and Southern New Jersey with 50 branch offices and approximately $4.2 billion in assets.

When will this merger take place?

•	We anticipate completing the merger late in the 4th Quarter of 2016 or early in the 1st Quarter of 2017 following shareholder and regulatory approvals. However, our operating systems will not be combined until late in the summer of 2017. We are committed to making this a smooth transition and will continue to communicate with you as we progress in this process.

Will management change as a result of the merger?

•	Christopher D. Maher will remain President and Chief Executive Officer of the combined company. Following the merger, Ocean Shore will operate as a separate division of OceanFirst Bank within OceanFirst’s Southern Division until the systems conversion.

•	OceanFirst Financial Corp. and OceanFirst Bank will increase the size of their respective boards of directors by three directors and will appoint Steven E. Brady and two other current directors of Ocean Shore as directors. Steven E. Brady will serve as Vice Chairman for the Southern Division. In addition, OceanFirst will create an advisory board consisting of four current members of the Board of Directors of Ocean Shore to maintain and develop customer and other stakeholder relationships in Ocean Shore’s market area and other members of Ocean Shore’s management team are expected to join OceanFirst Bank in important roles.

What does this mean for employees right now?

Business as Usual!

•	Continue to perform your job functions in the same high quality manner as you do every day. There are many decisions yet to be made. During this time of transition we will continue to operate as Ocean City Home Bank.

•	One of the benefits of this transaction is the quality of the united team. As part of the integration process, we will form a partnership in order to ensure a seamless transition for our employees, our customers and our stockholders.

Will my reporting structure change?

•	The organizational reporting structure is not changing today. As we work towards the closing of the merger we will provide more information about any organizational changes.

What will happen to my job and my salary?

•	One of the reasons that our companies became interested in partnering with one another was the tremendous talent within both organizations. As with most partnerships, it is inevitable that there will be some duplication of job functions. These duplications will be carefully considered. At the same time, we anticipate that there will be new opportunities for many of our employees. As a result, employees may apply for those opportunities.

Will my employee benefits and date of hire change?

•	Both companies offer competitive benefits programs. Over the next several months, benefits at both companies will be examined. You will retain your seniority with the company, which means you will not lose your years of service. More information will be provided as we move through this transition.

What does this merger mean for our customers?

•	Both of our companies are committed to putting our customers first. They will continue to bank with you as they normally would. As we progress through the merger, our top priority is to communicate with your customers to make this as smooth a transition as possible.

How will our clients be notified of the merger?

•	We will be communicating with our clients throughout the integration process. We will keep employees up to date on our client communication schedule and materials as we move forward. If clients come to you with questions, please reassure them that there will be no interruption of their current level of service.

Who should I talk to with questions?

•	You should direct any questions or concerns to your direct supervisor.

What will happen next?

•	We have several months before the closing of the merger and several months after that before the conversion. Throughout the transition, it’s important we continue to serve our customers and co-workers with the same quality and responsiveness that we normally do. We will communicate any anticipated changes as soon as possible throughout the conversion.

What should I do if someone from the media contacts me?

•	Employees, officers and directors who are not authorized spokespersons should refer all requests to Kim Davidson, Ocean City Home Bank. Ms. Davidson can be reached at (609) 399-0012 (x1104) or kdavidson@ochome.com. If for any reason Ms. Davidson is not available, please take a message (name, publication, contact information) and forward it to her.

Forward-looking Statements

This communication contains forward-looking statements. These forward-looking statements may include: management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction and OceanFirst’s recently completed acquisition of Cape Bancorp, Inc.; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Ocean Shore assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Ocean Shore anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Ocean Shore’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Ocean Shore’s respective other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility: that expected benefits of the transaction and the Cape acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, OceanFirst’s and Ocean Shore’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies relating to the transaction or the Cape acquisition; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this communication or in any documents, OceanFirst and Ocean Shore claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed transaction involving OceanFirst and Ocean Shore. This material is not a solicitation of any vote or approval of OceanFirst’s or Ocean Shore’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which OceanFirst and Ocean Shore may send to their respective shareholders in connection with the proposed transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed transaction, OceanFirst intends to file a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of OceanFirst and Ocean Shore are urged to carefully read the entire joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about OceanFirst, Ocean Shore and the proposed transaction. Investors and security holders are also urged to carefully review and consider each of OceanFirst’s and Ocean Shore’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. When available, copies of the joint proxy statement/prospectus will be mailed to the respective shareholders of OceanFirst and Ocean Shore. When available, copies of the joint proxy statement/prospectus also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Christopher D. Maher or Ocean Shore Holding Co., 1001 Asbury Avenue, Ocean City, NJ 08226, Attn: Steven E. Brady, President and Chief Executive Officer.

Participants in the Solicitation

OceanFirst, Ocean Shore and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of OceanFirst’s and Ocean Shore’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of OceanFirst and their ownership of OceanFirst common stock is set forth in the proxy statement for OceanFirst’s 2016 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 26, 2016. Information about the directors and executive officers of Ocean Shore and their ownership of Ocean Shore’s common stock is set forth in the proxy statement for Ocean Shore’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 19, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of OceanFirst’s or Ocean Shore’s shareholders in connection with the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Once available, free copies of the joint proxy statement/prospectus may be obtained as described in the preceding paragraph.